Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: December 7, 2020

PAYSAFE: CONFIDENTIAL

Paysafe’s plans to go public next year

Dear team member

We have just issued a press release announcing that Paysafe intends to go public next year and list on the New York Stock Exchange (NYSE). Click here to read the press release in full.

Due to regulatory reasons, I was unable to share the news with you in advance, but I wanted to immediately follow up and explain why this is such a significant day in Paysafe’s history.

Becoming a public company

Becoming a high profile, public company in the fast growing payments sector will not only amplify the Paysafe brand to new audiences, it will also allow us to raise capital in the public market that we can use to pay down debt and deleverage. In turn, this will give us an advantage that will enable us to accelerate our organic and inorganic growth plans.

Bill Foley and the SPAC Process

Market demand was always high to partner with Paysafe, and, as a Board, we had many options for going public. The opportunity to partner with Bill Foley via a SPAC process was, however, a particularly compelling offer for us and presents two unique advantages. First, it enables us to partner with one of the industry’s true transformation leaders; Bill’s background and experience as an investor is second to none and he has built a formidable reputation in making sound investment decisions and multiplying the value of well-known financial services and payments businesses, including FIS. Secondly, going to market via a SPAC provides us with an equally attractive and potentially faster route to the public markets than a traditional IPO.

The result of making this choice is that today we have announced the largest SPAC common stock, private investment in a public equity (PIPE) raise ever. And the fact that an investor of Bill’s standing saw us as such a rare investment opportunity is a huge testament to our unique B2C and B2B value proposition, combined with our right to win in targeted verticals such as iGaming, and our stand out company culture.

So, what does this mean for Paysafe?

This partnership and move to becoming a public company signify the start of an exciting new chapter in the fantastic history of Paysafe and gives us the opportunity to grow at an even faster pace in the future. Until we close the transaction, however, which we hope to do in Q2, 2021, it’s very much business as usual and now, more than ever, we need you to continue serving our customers around the world and focus on our strategic priorities to drive topline and bottom line growth.

You also need to be aware that there are some strict rules we need to follow including how we must avoid speaking publicly about the SPAC process, such as via social media, or make any public comments about our business metrics and financials. Please look out for an email from Elliott on this later today.

I am also hosting some All Hands calls tomorrow during which I will be able to talk through this news in a little more detail and take your questions.

For today, I simply want to close by saying a huge ‘thank you’ to the many Paysafe team members who have been working tirelessly behind the scenes to get us to us to this point. There are too many to mention individually, but it was a superb example of a highly collaborative team effort involving colleagues from M&A, legal, HR, finance, IT and marketing amongst others. I have been humbled by your focus, energy levels and team spirit these past weeks.

And I also want to express my deep gratitude to all of you, in general, for the ongoing part you play every day in making this such a great company. Without your continued hard work, pioneering spirit and deep passion, we wouldn’t have reached this momentous milestone.

These are exciting times!

Philip McHugh

CEO

Additional Information and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Paysafe Limited, a newly formed exempted limited company incorporated under the laws of Bermuda (“Paysafe”), with the SEC that will include a proxy statement of FTAC that will also constitute a prospectus of Paysafe. FTAC’s shareholders and other interested persons are advised to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about PGHL, FTAC, and the proposed business combination. Such persons can also read FTAC’s Registration Statement on Form S-1 (SEC File No. 333-240285), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to shareholders of FTAC as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

FTAC, PGHL, Paysafe and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTACs’ Registration Statement on Form S-1 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available.